UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-41157

BIONOMICS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

200 Greenhill Road

Eastwood SA 5063

Australia

Tel: +618 8150 7400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 9, 2022, Bionomics Limited (the “Company”) lodged a presentation with the Australian Securities Exchange (the “ASX”), as required by the laws and regulations of Australia, that it presented at the H.C. Wainwright BioConnect Conference. The presentation is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

The information set forth in the paragraph above shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing.

The furnishing of the attached presentation is not an admission as to the materiality of any information therein. The information contained in the corporate presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.

Exhibits

99.1	Bionomics Presentation for H.C. Wainwright BioConnect 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bionomics Limited

Date: January 12, 2022	By:	/s/ Errol De Souza
		Name;	Errol De Souza, Ph.D.
		Title:	Executive Chairman